UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2016

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant's name into English)

One Azrieli Center, Round Tower, 23rd Floor,

Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 1, 2016, Kitov Pharmaceuticals Holdings Ltd. (the “Company” or the “Registrant”) published a report in Hebrew with the Israel Securities Authority and the Tel Aviv Stock Exchange containing an updated Registry of Securities Holders of the Company as of July 31, 2016.

Below is a summary translation of the updated Registry of Securities Holders of the Company as of July 31, 2016:

Security Name	ISIN (Security Number)	Issued and Outstanding
Ordinary Shares	IL0007650166	135,937,209	(1)
Kitov Nasdaq Listed “Series A” Warrants	IL0076501530	6,835,669	(2)
Series 6/14 options*	IL0076500888	1,188,967	(3)
Series 7/14 options*	IL0076500961	600,000	(4)
Series 5/15 options*	IL0076501381	44,786	(5)
Series 9/15 options*	IL0076501464	1,720,000	(6)
Kitov Underwriter Warrants (11/2015 )*	IL0076501613	157,945	(7)
2016 Equity-Based Incentive Plan – Options*	IL0076501795	7,281,371	(8)
Kitov Pre-Funded “Series B” Warrants*	IL0076501878	865,000	(9)
Kitov Placement Agent Warrants (7/2016 )*	IL0076501951	141,176	(10)

* Non-listed security

(1)	21 of such Ordinary Shares are dormant shares held in treasury. The 135,937,209 issued and outstanding Ordinary Shares would be represented by 6,796,860.45 of our American Depositary Shares (ADSs), as each of our ADSs represents 20 of our Ordinary Shares.
(2)	Each Nasdaq Listed “Series A” Warrant is exercisable into one ADS of the Company. The aggregate number of ADSs into which the Kitov Nasdaq Listed Warrants could be exercised is 6,835,669, which would represent 136,713,380 of our Ordinary Shares.
(3)	Each Series 6/14 option is exercisable into 0.07692 Ordinary Shares of the Company. The aggregate number of Ordinary Shares into which the Series 6/14 options could be exercised is 91,455. Such number of Ordinary Shares would be represented by 4,572.75 of our ADSs.
(4)	Each Series 7/14 option is exercisable into 0.07692 Ordinary Shares of the Company. The aggregate number of Ordinary Shares into which the Series 7/14 options could be exercised is 46,152. Such number of Ordinary Shares would be represented by 2,307.6 of our ADSs.
(5)	Each Series 5/15 option is exercisable into 1 Ordinary Share of the Company. The 44,786 options exercise Ordinary Shares would be represented by 2,239.3 of our ADSs.
(6)	Each Series 9/15 option is exercisable into 1 Ordinary Share of the Company. The 1,720,000 options exercise Ordinary Shares would be represented by 86,000 of our ADSs.
(7)	Each Underwriter Warrant is exercisable into one ADS of the Company. The aggregate number of ADSs into which the Kitov Underwriter Warrants could be exercised is 157,945, which would represent 3,158,900 of our Ordinary Shares.
(8)	Each 2016 Equity-Based Incentive Plan option is exercisable into 1 Ordinary Share of the Company. The 7,281,371 Ordinary Shares into which the options could be exercised would be represented by 364,068.55 of our ADSs.
(9)	Each Pre-Funded “Series B” Warrant is exercisable into one ADS of the Company. The aggregate number of ADSs into which the Kitov Nasdaq Listed Warrants could be exercised is 865,000, which would represent 17,300,000 of our Ordinary Shares.
(10)	Each Placement Agent Warrant is exercisable into one ADS of the Company. The aggregate number of ADSs into which the Kitov Placement Agent Warrants could be exercised is 141,176, which would represent 2,823,520 of our Ordinary Shares.

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into the Registration Statement on Form S-8 filed by the registrant under the Securities Act of 1933 on May 20, 2016.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS HOLDINGS LTD.

August 2, 2016	By:	/s/ Avraham Ben-Tzvi
Avraham Ben-Tzvi
General Counsel & Company Secretary

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